Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 15

Date of Original Offering Circular: October 3, 2018

December 3, 2021

DF Growth REIT, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Paydown of Loan to Diversyfund Inc.

On June 22, 2021, the Company previously loaned the sum of Two Million Dollars ($2,000,000.00) to DiversyFund Inc., a Delaware corporation (the “Borrower”), under the terms and conditions of a certain Senior Unsecured Promissory Note issued to the Company (the “Note”). Since that time, the Borrower has made payments on the Note to reduce the principal amount outstanding to $1,300,000.

Pursuant to the terms and conditions of the Note and a separate note issued by the Borrower to the Company on August 25, 2021 in the amount of $500,000, the Company and the Borrower have jointly agreed to extend the maturity dates of both loans to December 31, 2022.

New Investments

The Company has invested in or plans to invest in the entities described below (the “Project Entities”):

Name of Project Entity	Mission Villas SA, LLC
Type of Entity	Limited Liability Company
State of Formation	Delaware
Address of Project Entity	750 B St. Suite 1930 San Diego, CA 92101
Description of Project Entity’s Real Estate Project	176 unit Class C multifamily value add property located in San Antonio, TX
Nature of Company’s Interest in Project Entity	Equity
Amount of Actual or Anticipated Investment by Company	$4,576,987.75
Fees and Compensation of Sponsor in Connection with Investment	An affiliate of the Company’s Manager (the “Sponsor”) will be entitled to receive from the Project Entity the fees described in “Compensation of Management” in DF Growth REIT, LLC offering circular on pages 22-26.

Name of Project Entity	WRTH North Charleston, LLC
Type of Entity	Limited Liability Company
State of Formation	Delaware
Address of Project Entity	750 B St. Suite 1930 San Diego, CA 92101
Description of Project Entity’s Real Estate Project	145 unit Class B multifamily value add property located in North Charleston, SC
Nature of Company’s Interest in Project Entity	Equity
Amount of Actual or Anticipated Investment by Company	$7,893,265.75
Fees and Compensation of Sponsor in Connection with Investment	An affiliate of the Company’s Manager (the “Sponsor”) will be entitled to receive from the Project Entity the fees described in “Compensation of Management” in DF Growth REIT, LLC offering circular on pages 22-26.